

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 16, 2010

<u>Via U.S. Mail and Facsimile 917.591.3412</u>

Dominick Ragone
Chief Financial Officer of Icahn Enterprises G.P. Inc., the General Partner of Icahn Enterprises
        L.P.
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

>   **Re: Icahn Enterprises L.P.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 3, 2010**
>   **File No. 1-9516**

Dear Mr. Ragone:

        We have reviewed your response letter dated July 9, 2010 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 10-K for the fiscal year ended December 31, 2009</u>

<u>Item 11. Executive Compensation, page 191</u>

<u>Ragone Employment Agreement, page 202</u>

1.   We have reviewed your response to comment 9 from our letter dated June 23, 2010 regarding the discretionary bonus of $1,150,000 awarded to Mr. Ragone. Please tell us if the compensation committee used any performance targets in assessing Mr. Ragone's bonus. If so, please discuss those targets and how they compared with actual

performance. In addition, please identify the "unique skills" necessary to promote long-term performance that the committee considered in awarding the discretionary bonus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kristina Aberg, Attorney-Advisor, at 202.551.3404 or Karen Garnett, Assistant Director, at 202.551.3785 with any questions.

Sincerely,

Kevin Woody
Accounting Branch Chief